UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: June 14, 2018

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant's name into English)

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40- F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2018 Annual Meeting of Shareholders on June 12, 2018. The following persons were elected Class II Directors of the Company for a term of three years by the votes set forth opposite their names:

Name	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Mr. Anthony Gurnee	26,796,273	285,220	0	0
Mr. Alan Robert McIlwraith	26,674,568	406,925	0	0

The other members of the board of directors of the Company are: Class III Directors Reginald Jones, Brian Dunne and Curtis McWilliams (terms expiring at the 2019 Annual Shareholder Meeting) and Class I Directors Peter Swift and Albert Enste (terms expiring at the 2020 Annual Shareholder Meeting).

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206501) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED SEPTEMBER 24, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-213343) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2016; AND

•	REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION NO. 333-213344) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2018	ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
President, Chief Executive Officer, Director
Principal Executive Officer